SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2007

PETROBRAS INTERNATIONAL FINANCE COMPANY - PIFCo
(Translation of Registrant's name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Anderson Square Building, P.O. Box 714
George Town, Grand Cayman
Cayman Islands,B.W.I.
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

INCORPORATION BY REFERENCE

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3, FILE NO. 333-92044, OF PETRÓLEO BRASILEIRO S.A -- PETROBRAS AND PETROBRAS INTERNATIONAL FINANCE COMPANY.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE-MONTH
PERIOD ENDED MARCH 31, 2007

Forward Looking Statements

This report on Form 6-K contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are not based on historical facts and are not assurances of future results. These forward-looking statements are subject to certain risks and uncertainties, including, but not limited to, our ability to obtain financing, changes by Petróleo Brasileiro S.A. – Petrobras in its use of our services for market purchases of crude oil and oil products, and changes in government regulations.

All forward-looking statements attributed to us or a person acting on our behalf are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained herein.

Basis of Presentation

You should read the following discussion of our financial condition and results of operations together with the attached unaudited consolidated financial statements and the accompanying notes for the three-month period ended March 31, 2007 beginning on page F-2. You should also read our audited consolidated financial statements for the year ended December 31, 2006 and the accompanying notes, which are included in our report Form 6-K filed with the United States Securities and Exchange Commission on June 13, 2007, but which are not presented in this Form 6-K. The unaudited consolidated financial statements for the three-month periods ended March 31, 2007 and March 31, 2006 and the accompanying notes have been presented in U.S. dollars and prepared in accordance with U.S. GAAP. As a subsidiary of Petrobras, we also prepare our consolidated financial statements in accordance with accounting practices adopted in Brazil.

Overview

We are a wholly-owned subsidiary of Petrobras. Accordingly, our financial position and results of operations are significantly affected by decisions of our parent company. Our ability to meet our outstanding debt obligations depends on a number of factors, including:

  Petrobras’ financial condition and results of operations;

  the extent to which Petrobras continues to use our services for market purchases of crude oil and oil products;

  Petrobras’ willingness to continue to make loans to us and provide us with other types of financial support;

  our ability to access financing sources, including the international capital markets and third-party credit facilities; and

  our ability to transfer our financing costs to Petrobras.

We earn income from:

  sales of crude oil and oil products to Petrobras;

  limited sales of crude oil and oil products to third parties; and

  the financing of sales to Petrobras, inter-company loans to Petrobras and investments in marketable securities and other financial instruments.

Our operating expenses include:

  cost of sales, which is comprised mainly of purchases of crude oil and oil products;

  selling, general and administrative expenses; and

  financial expense, mainly from interest on our lines of credit and capital markets indebtedness, sales of future receivables and inter-company loans from Petrobras.

Purchases and Sales of Crude Oil and Oil Products

We typically purchase crude oil and oil products in transactions with payment terms of approximately 30 days. Petrobras typically pays for shipments of crude oil and oil products that we sell to it over a period of up to 330 days, which allows Petrobras sufficient time to assemble the necessary documentation under Brazilian law to commence the payment process for its shipments. The difference between the amount we pay for crude oil and oil products and the amount Petrobras pays for that same crude oil and oil products is deferred and recognized as part of our financial income on a straight-line basis over the period in which Petrobras’ payments to us come due.

Results of Operations

Results of operations for the three-month period ended March 31, 2007 compared to the three-month period ended March 31, 2006.

(Loss) Net Income

We had a loss of U.S.$24.6 million in the first three months of 2007, as compared to a net income of U.S.$18.1 million in the first three months of 2006, primarily due to an increase in (1) shippping expenses due to increases in offshore sales and average freight rates in the period, and (2) financial expenses related to inter-company loans from Petrobras.

Sales of Crude Oil and Oil Products and Services

Our sales of crude oil and oil products and services decreased 1.7% from U.S.$4,934.0 million in the first three months of 2006 to U.S.$4,850.2 in the first three months of 2007. This decrease was primarily due to a 6.5% decrease in the average price of Brent crude oil, from U.S.$61.75 per barrel during the first three months of 2006 to U.S.$57.75 per barrel during the first three months of 2007, resulting in an 8% reduction in our sales price. This decrease was partially offset by a 6% increase in the volume of sales, as a result of an increase in offshore sales of crude oil and oil products purchased from third parties and affiliates and sold to third parties and affiliates and as a result of additional sales in connection with our trading activities in Asia by our new subsidiary PSPL, which initiated its operations in July 2006.

Cost of Sales

Cost of sales decreased 1.5% from U.S.$4,868.8 million in the first three months of 2006 to U.S.$4,796.5 million in the first three months of 2007. This decrease was primarily due to the same reasons described above.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist primarily of shipping costs and fees for services, including accounting, legal and rating services. These expenses increased 46.4% from U.S.$41.4 million in the first three months of 2006 to U.S.$60.6 million in the first three months of 2007, of which U.S.$42.8 million consisted of shipping expenses due to increases in offshore sales and average freight rates in the period, resulting from changes in international market trends and shipping routes.

2

Financial Income

Our financial income consists of the financing of sales to Petrobras, inter-company loans to Petrobras, investments in marketable securities and other financial instruments. Our financial income increased 40.9% from U.S.$283.1 million in the first three months of 2006 to U.S.$398.9 million in the first three months of 2007, primarily due to (1) an increase in loans to related parties, and (2) an increase in the amount of sales to Petrobras made during 2006 compared to 2005, resulting in additional financial income due to the financing terms granted to Petrobras and due to interest calculated on a monthly basis (see “Purchases and Sales of Crude Oil and Oil Products”).

Financial Expense

Our financial expense consists of interest paid and accrued on our outstanding indebtedness and other fees associated with our issuance of debt. Our financial expense increased 44.3% from U.S.$288.7 million in the first three months of 2006 to U.S.$416.6 million in the first three months of 2007, primarily due to an increase in inter-company loans from Petrobras.

Liquidity and Capital Resources

Overview

We finance our oil trading activities principally from commercial banks, including lines of credit, as well as through inter-company loans from Petrobras and the issuance of notes in the international capital markets.

As an offshore non-Brazilian company, we are not legally obligated to receive prior approval from the Brazilian National Treasury before incurring debt or registering debt with the Central Bank. As a matter of policy, however, the issuance of any debt follows the recommendation by any of Petrobras’ Chief Financial Officer, Executive Board or Board of Directors, depending on the aggregate principal amount and the tenor of the debt to be issued.

Sources of Funds

Our Cash Flow

At March 31, 2007, we had cash and cash equivalents of U.S.$318.8 million, as compared to U.S.$510.8 million at December 31, 2006. The decrease in cash was primarily a result of issuance of notes receivable to related parties. Our operating activities used net cash of U.S.$1.1 million in the first three months of 2007, as compared to using net cash of U.S.$248.3 million in the first three months of 2006, primarily as a result of a reduction in the sales of crude oil and oil products and services, primarily due to a decrease in the average price of Brent crude oil. Our investing activities used net cash of U.S.$1,492.1 million in the first three months of 2007, as compared to using net cash of U.S.$239.2 million in the first three months of 2006, primarily as a result of an increase in notes receivable issued to related parties. Our financing activities provided net cash of U.S.$1,301.2 million in the first three months of 2007, as compared to providing net cash of U.S.$30.1 million in the first three months of 2006, primarily as a result of a decrease in payments of loans to Petrobras.

Accounts Receivable

Accounts receivable from related parties increased 3.2% from U.S.$10,658.9 million at December 31, 2006 to U.S.$10,995.5 million at March 31, 2007, primarily as a result of an increase in the offshore sales of crude oil and oil products.

Our Short-Term Borrowings

Our short-term borrowings are denominated in U.S. dollars and consist of lines of credit and loans payable. Our outstanding position at March 31, 2007 in irrevocable letters of credit was U.S.$702.2 million, as compared to U.S.$552.1 million at December 31, 2006. Considering only the issuance of irrevocable letters of credit supporting oil imports, our outstanding position at March 31, 2007 was U.S.$654.0 million, as compared to U.S.$365.0 million at December 31, 2006. At March 31, 2007, we had accessed U.S.$422.4 million in lines of credit, including the current portion of long-term lines of credit, as compared to U.S.$329.2 million accessed at December 31, 2006. The weighted average annual interest rate on these short-term borrowings was 6.67% at March 31, 2007, as compared to 6.76% at December 31, 2006. At March 31, 2007, we had utilized all the proceeds from lines of credit for the purchase of imports.

3

The short-term portion of our notes payable to related parties consist principally of notes payable to Petrobras and increased 29.6% from U.S.$5,206.3 million at December 31, 2006 to U.S.$6,744.9 million at March 31, 2007, primarily as a result of our short-term financing needs.

Our Long-Term Borrowings

Our long-term loans from Petrobras increased from U.S.$7,622.2 million at December 31, 2006 to U.S.$8,286.9 million at March 31, 2007, with interest rates ranging from 8.3% to 8.4% and due up to 2021.

At March 31, 2007, we had outstanding U.S.$844.0 million in long-term lines of credit due between 2008 and 2017, as compared to U.S.$1,041.3 million at December 31, 2006.

As a result of the settlement of the Exchange Offer that occurred on February 7, 2007, we received and accepted a tender amount of U.S.$399.1 million (face value of the Notes). All the Notes received were cancelled in the same day and as a result, we issued U.S.$399.1 million of Global Notes due 2016 that bear interest at the rate of 6.125% per year, payable semi-annually. The new Notes constitute a single fungible series with the U.S.$500 million Global Notes due 2016 issued in October 2006. In total, there is U.S.$899.1 million in outstanding bonds due 2016. We also paid investors a cash amount equivalent to U.S.$56 million as a result of the Exchange (see Note 7(i)). The table below presents the result of the Exchange.

			(in millions of U.S. dollars)

	Interest Rate	Maturity	Principal Outstanding after Exchange	Total Amount Tendered
PifCo Old Notes

Global Step-Up Notes	12.375%	2008	U.S.$ 126.9	U.S.$ 7.8
Senior Notes	9.875%	2008	224.2	14.0
Senior Notes	9.750%	2011	235.4	51.0
Global Notes	9.125%	2013	374.2	124.1
Global Notes	7.750%	2014	397.9	202.2

			U.S.$ 1,358.6	U.S.$399.1

			(in millions of U.S. dollars)

	Interest Rate	Maturity	Principal Outstanding after Exchange	Total Reopened
PifCo New Notes

Global Notes	6.125%	2016	U.S.$ 899.1	U.S.$ 399.1

			U.S.$ 899.1	U.S.$ 399.1

We also had outstanding::

  U.S.$459.5 million in two series of long-term Senior Notes due to 2008 and 2011. The notes bear interest at the rate of 9.875% and 9.75%, respectively.

  U.S.$329.9 million (current portion) in 4.75% Senior Exchangeable Notes due 2007, issued on October 17, 2002, in connection with Petrobras’ purchase of Perez Companc S.A. (currently known as Petrobras Energía Participaciones – PEPSA). In exchange, we received notes issued by Petrobras International Braspetro BV (PIB BV), a related party, in the same amount, terms and conditions as the Senior Exchangeable Notes. In connection with the acquisition of Perez Companc, we also provided PIB BV with a loan for U.S.$724.5 million, with an interest rate of 4.79%.

4

  U.S.$126.9 million in Global Step-up Notes due April 2008. The notes bear interest from March 31, 2003 at a rate of 9.00% per year until April 1, 2006 and at a rate of 12.375% per year thereafter, with interest payable semi-annually. On April 1, 2006, the noteholders had the right to exercise a put option and require us to repurchase the notes, in whole or in part, at par value. As of the date of this filing, noteholders have not exercised this put option.

  U.S.$448.0 million (U.S.$65.3 million current portion) in connection with Petrobras’ exports prepayment program and related to the following outstanding Series: U.S.$550 million in 6.436% Senior Trust Certificates due 2015 and U.S.$200 million in 3.748% Senior Trust Certificates due 2013.

  U. S.$2,197.9 million in Global Notes, consisting of U.S.$374 million of Global Notes due July 2013 that bear interest at the rate of 9.125% per year, payable semi-annually; U.S.$577 million of Global Notes due December 2018 that bear interest at the rate of 8.375% per year, payable semi-annually; U.S.$398 million of Global Notes due 2014 that bear interest at the rate of 7.75% per year, payable semi-annually; U.S.$899 million of Global Notes due October, 2016 that bear interest at the rate of 6.125% per year, payable semi-annually. The proceeds from the issuance of these notes were used for general corporate purposes, including the financing of the purchase of oil product imports and the repayment of existing trade-related debt and inter-company loans.

  U.S.$296.9 million (¥35 billion) in Japanese Yen Bonds issued on September 2006 and due to September 2016. The issue was a private placement in the Japanese market with a partial guarantee from the Japan Bank for International Cooperation (JBIC) and its main purposes were to retap the Japanese market, acess a new investor base and achieve a competitive cost. The bonds bear interest at the rate of 2.15% per year, payable semi-annually. On the same date, we entered into a swap agreement with Citibank, swapping the total amount of this debt to a U.S. dollar-denominated debt.

On March 31, 2007, the Company had available standby committed facilities in the amount of U.S.$675 million, which are not specific as to use requirements. We have no drawdown amounts related to these facilities, and, as of the date of this filing, have not scheduled a date for the drawdown.

The following table sets forth the sources of our current and long-term debt at March 31, 2007 and December 31, 2006:

CURRENT AND LONG-TERM DEBT

	March 31, 2007		December 31, 2006

	(in millions of U.S. dollars)

	Current	Long-term	Current	Long-term

Financing institutions	U.S.$422.4	U.S.$844.0	U.S.$329.2	U.S.$1,041.2
Senior notes	14.0	459.5	533.9	524.6
Global step-up notes	-	126.9	4.2	134.6
Global notes	60.0	2,197.9	32.7	2,181.4
Sale of right to future receivables	68.6	598.0	68.4	614.4
Senior exchangeable notes	337.6	-	333.7	-
Japanese yen bonds	-	296.9	1.7	293.9
Assets related to export prepayment
to be offset against sales of rights
to future receivables	-	(150.0)	-	(150.0)

	U.S.$902.6	U.S.$4,373.2	U.S.$1,303.8	U.S.$4,640.1

5

The following table sets forth the sources of our capital markets debt outstanding at March 31, 2007:

CAPITAL MARKETS DEBT OUTSTANDING(1)

Notes	Principal Amount (in millions of U.S. dollars)

9.875% Senior Notes due 2008 (2)	224
9.750% Senior Notes due 2011 (2)	235
4.750% Senior Exchangeable Notes due 2007 (3)	330
12.375%Global Step-up Notes due 2008 (2)	127
4.848% Senior Trust Certificates due 2013 (4)	147
6.436% Senior Trust Certificates due 2015 (4)	366
9.125% Global Notes due 2013 (2)	374
7.750% Global Notes due 2014 (2)	398
6.125% Global Notes due 2016 (2)	899
8.375% Global Notes due 2018 (2)	577
2.15% Japanese Yen Bonds due 2016 (5) (2)	297

Total	U.S.$3,974

(1) Does not include Junior Trust Certificates issued by PF Export Trust in connection with Petrobras’ exports prepayment program, because we are the beneficiary of such Junior Trust Certificates.
(2) Issued by us, with support from Petrobras through a standby purchase agreement.
(3) Issued by us on October 17, 2002 in connection with Petrobras’ acquisition of Perez Companc S.A.
(4) Issued in connection with Petrobras’ exports prepayment program.
(5) Issued by us on September 27, 2006 in the amount of ¥ 35 billion.

Off Balance Sheet Arrangements

At March 31, 2007, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

6

Petrobras International Finance Company
(A wholly-owned subsidiary of Petróleo
Brasileiro S.A. - Petrobras)

Consolidated financial statements
March 31, 2007 and 2006 together with Report of
Independent Registered Public Accounting Firm

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2007 and 2006

Contents

Report of Independent Registered Public Accounting Firm	3
Consolidated Balance Sheets	4 - 5
Consolidated Statements of Operations	6
Consolidated Statements of Changes in Stockholder’s (Deficit)/Equity	7
Consolidated Statements of Cash Flows	8
Notes to the Consolidated Financial Statements	9 - 19

Report of Independent Registered Public Accounting Firm

To the Executive Board and Stockholder of
Petrobras International Finance Company:

We have reviewed the accompanying condensed consolidated balance sheet of Petrobras International Finance Company (and subsidiaries) as of March 31, 2007, the related condensed consolidated statements of operations, cash flows and changes in stockholder’s deficit for the three-month periods ended March 31, 2007 and 2006. These condensed consolidated financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States.

KPMG Auditores Independentes

Rio de Janeiro, Brazil
May 25, 2007

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

CONSOLIDATED BALANCE SHEETS
(In thousands of US dollars)

	March 31, 2007	December 31, 2006
Assets

	(Unaudited)

Current assets
Cash and cash equivalents	318,771	510,812
Marketable securities	699,086	645,278
Trade accounts receivable
Related parties	10,995,520	10,658,905
Other	873,255	835,437
Notes receivable - related parties	3,560,583	4,887,395
Inventories	101,930	262,720
Export prepayments - related parties	67,933	67,785
Restricted deposits for guarantees and other	68,199	145,732

	16,685,277	18,014,064

Property and equipment	788	700

Other assets
Marketable securities	1,487,580	1,151,588
Notes receivable - related parties	3,949,557	1,466,965
Export prepayment - related parties	447,975	464,380
Restricted deposits for guarantees and prepaid expenses	219,513	223,618

	6,104,625	3,306,551

Total assets	22,790,690	21,321,315

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

CONSOLIDATED BALANCE SHEETS (Continued)
(In thousands of US dollars, except for number of shares and per share amounts)

	March 31, 2007	December 31, 2006
Liabilities and stockholder’s deficit

	(Unaudited)

Current liabilities
Trade accounts payable
Related parties	1,419,267	1,142,848
Other	852,348	1,121,986
Notes payable - related parties	6,744,943	5,206,269
Short-term financing	50,928	148,447
Current portion of long-term debt	752,690	1,057,438
Accrued interest	98,969	97,865
Unearned income - related parties	209,569	248,688
Other current liabilities	50,866	60,199

	10,179,580	9,083,740

Long-term liabilities
Long-term debt	4,373,164	4,640,134
Notes payable - related parties	8,286,917	7,622,191

	12,660,081	12,262,325

Stockholder’s deficit
Shares authorized and issued
Common stock – 300,050,000 shares, par value US$ 1	300,050	300,050
Additional paid in capital	53,926	53,926
Accumulated deficit	(401,083)	(376,519)
Other comprehensive income
Loss on cash flow hedge	(1,864)	(2,207)

	(48,971)	(24,750)

Total liabilities and stockholder’s deficit	22,790,690	21,321,315

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of US dollars)
(Unaudited)

	Three-month periods ended March 31,

	2007	2006

Sales of crude oil, oil products and services
Related parties	2,341,437	3,713,301
Other	2,508,814	1,220,720

	4,850,251	4,934,021

Operating expenses:
Cost of sales
Related parties	(1,811,473)	(2,067,205)
Other	(2,985,012)	(2,801,587)
Selling, general and administrative expenses
Related parties	(48,840)	(19,617)
Other	(11,794)	(21,799)

	(4,857,119)	(4,910,208)

Operating (loss) income	(6,868)	23,813

Financial income
Related parties	324,354	199,696
Other	74,572	83,365

	398,926	283,061
Financial expense
Related parties	(291,894)	(123,435)
Other	(124,728)	(165,290)

	(416,622)	(288,725)

Other income, net
Other	-	-

(Loss)/net income for the period	(24,564)	18,149

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER’S
(DEFICIT)/EQUITY
(In thousands of US dollars)
(Unaudited)

	Three-month periods ended
	March 31,

	2007	2006

Common stock	300,050	50

Additional paid in capital	53,926	173,926

Accumulated deficit
Balance at January 1	(376,519)	(165,994)
(Loss)/net income for the period	(24,564)	18,149

Balance at end of the period	(401,083)	(147,845)

Other comprehensive income
Loss on cash flow hedge
Balance at January 1	(2,207)	-
Change in the period	343	-

Balance at end of the period	(1,864)	-

Total stockholder’s (deficit)/equity	(48,971)	26,131

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US dollars)
(Unaudited)

	Three-month periods ended March 31,

	2007	2006

Cash flows from operating activities
(Loss)/net income for the period	(24,564)	18,149
Adjustments to reconcile (loss)/net income to net cash
used in operations
Depreciation, amortization of prepaid expenses and debt amortization	5,745	4,733
Decrease (increase) in assets:
Trade accounts receivable
Related parties	(336,615)	(985,957)
Other	(37,818)	(162,161)
Export prepayments - related parties	16,257	261,312
Other assets	182,673	(37,948)
Increase (decrease) in liabilities:
Trade accounts payable
Related parties	276,419	275,713
Other	(269,638)	328,353
Other liabilities	186,420	49,530

Net cash used in operating activities	(1,121)	(248,276)

Cash flows from investing activities
Marketable securities, net	(389,800)	583,817
Issuance of notes receivable - related parties	(2,597,730)	(938,302)
Collection of principal on notes receivable - related parties	1,495,546	593,664
Property and equipment	(124)	(27)

Net cash (used in) provided by investing activities	(1,492,108)	239,152

Cash flows from financing activities
Short-term financing, net of issuance and repayments	(97,519)	5,286
Proceeds from issuance of long-term debt	343,163	-
Principal payments of long-term debt	(917,441)	(412,198)
Proceeds from short-term loans - related parties	1,728,000	3,087,738
Proceeds from long-term loans - related parties	1,543,228	-
Principal payments of loans - related parties	(1,298,243)	(2,650,702)

Net cash provided by financing activities	1,301,188	30,124

(Decrease)/increase in cash and cash equivalents	(192,041)	21,000
Cash and cash equivalents at beginning of the period	510,812	230,745

Cash and cash equivalents at end of the period	318,771	251,745

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars, except as otherwise indicated)
(Unaudited)

1. The Company and its Operations

Petrobras International Finance Company - PifCo was incorporated in the Cayman Islands on September 24, 1997 and operates as a wholly-owned subsidiary of Petrobras.

The primary objective of Petrobras International Finance Company and its subsidiaries (collectively, PifCo or the Company) is to purchase crude oil and oil products from third parties and sell them at a premium to Petrobras on a deferred payment basis. Accordingly, intercompany activities and transactions, and therefore the Company's financial position and results of operations, are affected by decisions made by Petrobras. Additionally, to a more limited extent, the Company sells oil and oil products to third parties. PifCo also engages in international capital market borrowings as a part of the Petrobras financial and operating strategy.

The following is a brief description of each of the Company’s wholly-owned subsidiaries:

Petrobras Finance Limited

Petrobras Finance Limited (PFL), based in the Cayman Islands, in connection with the Company’s structured finance export prepayment program, whereby PFL purchases fuel oil from Petrobras and sells this product in the international market, including sales to designated customers, in order to generate receivables to cover the sale of future receivables debt. Until June 1, 2006, PFL also purchased bunker fuel from Petrobras. Certain sales were through subsidiaries of Petrobras.

Petrobras Europe Limited

Petrobras Europe Limited (PEL), based in the United Kingdom, consolidates Petrobras’ European trade and finance activities. These activities consist of advising on and negotiating the terms and conditions for crude oil and oil products supplied to PifCo and Petrobras, as well as marketing Brazilian crude oil and other derivative products exported to the geographic areas in which the Company operates. PEL plays an advisory role in connection with these activities and undertakes no commercial or financial risk.

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars)
(Unaudited)

1. The Company and its Operations (Continued)

Bear Insurance Company Limited

Bear Insurance Company Limited (BEAR), based in Bermuda, contracts insurance for
Petrobras and its subsidiaries.

Petrobras Singapore Private Limited (PSPL)

In April 2006, PifCo incorporated a new wholly-owned subsidiary: Petrobras Singapore Private Limited (PSPL) a company incorporated in Singapore to trade crude oil and oil products in connection with the trading activities in Asia. This company initiated its operations in July, 2006.

2. Basis of Financial Statement Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). Although certain information normally included in consolidated financial statements prepared in accordance with US GAAP has been condensed or omitted, the disclosures are adequate to make the information presented not misleading. The unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2006 and the notes thereto.

The consolidated financial statements as of March 31, 2007 and for the three-month period ended March 31, 2007 and 2006, included in this report are unaudited. However, they reflect all normal recurring adjustments that are necessary for a fair presentation of such consolidated financial statements. The results for interim periods are not necessarily indicative of trends or of results to be expected for a full year.

The preparation of these consolidated financial statements requires the use of estimates and assumptions that determine the amounts of the assets, liabilities, revenues and expenses reported in the consolidated financial statements, as well as amounts included in the notes thereto.

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars)
(Unaudited)

2. Basis of Financial Statement Presentation (Continued)

a. Foreign currency translation

The Company’s functional currency is the U.S. dollar. All monetary assets and liabilities denominated in a currency other than the U.S. dollar are remeasured into the U.S. dollar using the current exchange rates. The effect of variations in the foreign currencies is recorded in the consolidated statement of operations as financial expense or income.

b. Financial instruments

All of the Company’s derivative instruments are recorded in the consolidated balance sheet at their fair value. For exchange-traded contracts, fair value is based on quoted market prices. For non-exchange traded contracts, fair value is based on dealer quotes, pricing models or quoted prices for instruments with similar characteristics. The transaction price is used as the initial fair value of the contracts.

PifCo designates at inception whether the derivative contract will be considered hedging or non-hedging for SFAS 133 accounting purposes. Non-hedging derivatives that are considered economic hedges, but not designated in a hedging relationship for accounting purposes, are recorded as other current assets or liabilities, with changes in fair value recorded as financial income or financial expense.

For SFAS 133 hedges, PifCo formally documents at inception all relationships; identifying the hedging instrument and hedged item, as well as its risk management objectives and strategies for undertaking the hedge. The Company assesses at the hedge’s inception and for each reporting date thereafter whether the derivative used in the hedging transaction is expected to be and has been highly effective.

As of March 31, 2007, PifCo has designated one hedging relationship for accounting purposes as a cash flow hedge in order to manage foreign currency exchange rate risk. Changes in the fair value of the derivative hedging instrument are recorded in Accumulated OCI. Any hedge ineffectiveness, as well as the excluded component of the derivative from the effectiveness assessments, are recorded directly in earnings (note 7(v)).

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars)
(Unaudited)

2. Basis of Financial Statement Presentation (Continued)

b. Financial instruments (Continued)

PifCo had written put options in the past that allows the holder of the options to sell a floating number of heavy fuel oil volumes at a minimum price of US$14/barrel. Such option had served as an economic hedge on related future sales of receivables under the structured finance export prepayment program; the intent of which was to ensure that physical barrels delivered under the project finance agreement generate sufficient cash proceeds to repay related financial obligations. Given the low strike price relative to the market the fair value of these options is immaterial at March 31, 2007 and 2006.

c. Reclassification

Certain reclassifications have been made to prior year financial statements to confirm to current year presentation.

3. Cash and Cash Equivalents

	March 31, 2007	December 31, 2006

	(Unaudited)

Cash and banks	3,797	461
Time deposits and short-term investment	314,974	510,351

	318,771	510,812

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars)
(Unaudited)

4. Marketable Securities

				Total

	Security	Maturity	Interest rate per annum	March 31, 2007 (*)	December 31, 2006 (*)

			(Unaudited)

Available for Sale (***)	Clep (**)	2014	8%	995,314	975,840
Available for Sale (***)	Marlim (**)	2008	12.25%	312,494	295,588
Available for Sale (***)	Gasene (**)	2007	5.66%	215,184	212,184
Held to Maturity	PDET (**)	2007	5.74%	210,582	207,721
Held to Maturity	Mexilhão (**)	2009	5.68%/5.72%	245,036	87,589
Held to Maturity	TUM (**)	2008	5.70%	115,838	-
Held to Maturity	Third parties	2009	5.87%	74,049	-
Trading	Third parties	2007	3.50%	18,169	17,944

				2,186,666	1,796,866
Less: Current balances				(699,086)	(645,278)

				1,487,580	1,151,588

(*)	The balances include interest and principal.
(**)	Securities held by the fund respective to the special purposes companies, established to support Petrobras infrastructure projects, are not US exchange traded securities.
(***)	Changes in fair value related to the securities classified as available for sale in accordance with FAS 115 are diminimus and were included in the Statement of Operations as financial income or expense.

5. Inventories

	March 31, 2007	December 31, 2006

	(Unaudited)

Crude oil	62,219	60,097
Oil products	39,711	202,623

	101,930	262,720

Petrobras International Finance Company and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars)
(Unaudited)

6. Related Parties

	Petróleo Brasileiro S.A. - Petrobras	Petrobras International Braspetro B.V. - PIB.B.V. and its subsidiaries	Downstream Participações S.A. and its subsidiaries	Braspetro Oil Services - Brasoil and its Subsidiaries	Clep	PNBV and its subsidiaries	Termobahia (iv)	Marlim	Other	March 31, 2007	December 31, 2006

Current assets										(Unaudited)

Marketable securities					139,314				541,603	680,917	627,335
Accounts receivable, principally for sales (i)	10,715,100	156,796	123,624							10,995,520	10,658,905
Notes receivable		2,232,111		6,952		1,320,948	572			3,560,583	4,887,395
Export prepayment	67,933									67,933	67,785
Other							1,453			1,453	1,453

Other assets
Marketable securities					856,000			312,494	245,037	1,413,531	1,151,588
Notes receivable		2,613,944		38,106		1,256,846	40,661			3,949,557	1,466,965
Export prepayment	447,975									447,975	464,380

Current liabilities
Trade accounts payable	1,254,236	123,257	41,774							1,419,267	1,142,848
Notes payable	6,744,943									6,744,943	5,206,269
Unearned income	209,401		168							209,569	248,688

Long-term liabilities
Notes payable (ii)	8,286,917									8,286,917	7,622,191

										For the three-month periods ended

Consolidated Statement of operations										March 31, 2007	March 31, 2006

Sales of crude oil and oil products and services	1,915,680	129,515	296,242							2,341,437	3,713,301
Purchases (iii)	(1,392,271)	(313,486)	(105,716)							(1,811,473)	(2,067,205)
Selling, general and administrative expense	(45,934)	(2,906)								(48,840)	(19,617)
Financial income	189,810	78,737	3,312	769		50,943	783			324,354	199,696
Financial expense	(291,894)									(291,894)	(123,435)

Commercial operations between PifCo and its subsidiaries and affiliated companies are carried out under normal market conditions and at commercial prices, except for the sales of oil and oil products to Petrobras, which have an extended settlement period consistent with PifCo’s formation as a financing entity, and include finance charges accrued during the extended payment period.

Certain affiliates of PifCo and PFL, which are subsidiaries of Petrobras, serve as agents in connection with export sales to certain customers under the export prepayment program. Those transactions have been classified as related party transactions for purposes of these financial statements.

The transactions were realized to support the financial and operational strategy of the Company's Parent Company, Petróleo Brasileiro S.A. - Petrobras.

(i) Accounts receivable from related parties relate principally to crude oil sales made by the Company to Petrobras, with extended payment terms of up to 330 days.

(ii) Long-Term Liabilities – Notes payable relate to loans executed between the Company and Petrobras due up to 2021. The annual interest rates range from 8.3% to 8.4% .

(iii)Purchases from related parties are presented in the cost of sales section of the statement of operations.

(iv)On December 28, 2005, in order to lend support to Petrobras in its transactions related to the Termobahia power plant, PifCo entered into a series of agreements with Blade Securities Ltd , a special purpose company holding 49% of the equity shares of Termobahia (consolidated by Petrobras) . Under the agreements, PifCo paid to Blade US$ 1,453, and in return, Blade transfers to PifCo the right of any dividends to be received from Termobahia and the rights to the shares of Termobahia either for PifCo or a Petrobras subsidiary. Additionally, PifCo paid to Blade US$ 38,185, and in return, Blade transfers to PifCo any amounts received from Termobahia related to the subordinated loan recorded as notes receivable, which has an interest rate of 8% p.a. and an expiry date of 2023, and the right to the loans receivable for PifCo or a Petrobras subsidiary.

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars)
(Unaudited)

7. Financing

	Unaudited

	March 31, 2007		December 31, 2006

	Current	Long-term	Current	Long-term

Financial institutions	422,385	844,000	329,180	1,041,250
Senior notes (i), (iv) and (vii)	14,010	459,562	533,945	524,602
Global notes (i), (iv), (vi) and (vii)	59,978	2,197,889	32,725	2,181,420
Senior exchangeable notes	337,602	-	333,684	-
Global step-up notes (i), (iv) and (vii)	-	126,868	4,165	134,622
Japanese yen bonds (v)	69	296,870	1,658	293,860
Sale of right to future receivables (ii)	68,543	597,975	68,393	614,380
Assets related to export prepayment to be offset
against sales of right to future receivables (iii)	-	(150,000)	-	(150,000)

	902,587	4,373,164	1,303,750	4,640,134

Financing	50,928	4,373,164	148,447	4,640,134
Current portion of long-term debt	752,690	-	1,057,438	-
Accrued interest	98,969	-	97,865	-

	902,587	4,373,164	1,303,750	4,640,134

(i) As of March 31, 2007 and December 31, 2006, the outstanding balance of net premiums on reissuances amounted to US$ 8,253 and US$ 10,273, respectively. PifCo did not incur in expenses on extinguishment of debt during the period ended March 31, 2006. In connection with the Exchange Offer (7(vii)) PifCo paid US$ 54,812 related to the amount above the face amount of the old Notes exchanged. This amount was associated to the new Notes and has been amortizated in acordance with the effective interest method.

(ii) On May 26, 2006, PFL successfully completed a solicitation of consents from holders of the Series 2003-A 6.436% Senior Trust Certificates due 2015 issued by PF Export Receivables Master Trust. The amendments sought to eliminate exports of bunker fuel from the transaction so that the securities will be collateralized only by receivables from sales of fuel oil exported by Petrobras and to reduce the minimum average daily gross exports of fuel oil for any rolling twelve-month period. PFL also obtained the consent from the holders of Series 2003-B 3.748% due 2013. The amendments became effective on June 1, 2006.

As a result of these amendments, the premium rate of the guarantee of the Series 2003-B was reduced from 1.8% to 1.1% .

On March 1, 2006, PFL prepaid the fixed rate Senior Trust Certificates (Series A1 and B related to the 1st tranch) in accordance with the applicable provisions of the governing agreements in the amount of US$ 333,860. On prepayment the fixed rate Senior Trust Certificates (Series A1 and B) PFL paid premium in the total amount of US$ 13,650.

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars)
(Unaudited)

7. Financing (Continued)

(iii) In May 2004, PFL and the PF Export Trust (the Trust) executed an amendment to the Trust Agreement allowing the Junior Trust Certificates to be set-off against the related Notes, rather than paid in full, after fulfillment of all obligations pursuant to the Senior Trust Certificates. The effect of this amendment is that amounts related to the Junior Trust Certificates have been presented net, rather than gross in theseconsolidated financial statements, and thus US$ 150,000 has been reduced from the “long term debt” financing respective to sales of right to future receivables.

(iv) On July 24, 2006, PifCo concluded its debt repurchase offer (Tender) announced on July 18, 2006. The amount of notes tendered for five series of notes listed below was US$ 888,260. Including the notes previously repurchased by Petrobras and its affiliates, also included in the tender, the total value reached US$ 1,215,661. The purpose of this initiative was to reduce total debt outstanding and simplify the debt profile, thus benefiting from the Company’s current strong cash generation. The transaction was settled on July 27, 2006 and all the notes tendered were canceled from this date. Upon conclusion of the debt repurchase offer (Tender), PifCo incurred expenses in the total amount of US$ 160,048.

Securities Repurchased	Interest Rate per annum	Maturity	US$

Global Step-Up Notes	12.375%	2008	265,378
Senior Notes	9.875%	2008	211,754
Senior Notes	9.750%	2011	313,644
Global Notes	9.125%	2013	251,665
Global Notes	8.375%	2018	173,220

			1,215,661

(v) On September 27, 2006, the Company concluded a private placement of securities in the Japanese capital market (“Shibosai”) for a total of ¥ 35 billion (US$ 297,780) due September 2016. The issue was a private placement in Japanese market with a partial guarantee of Japan Bank for International Cooperation (JBIC) and bears interest at the rate of 2.15% per annum, payable semiannually. PifCo used the proceeds principally to finance PNBV, an affiliate, for construction of lines interconnecting the P-51, P-52 and P-53 production platforms to the PRA-1 autonomous repumping unit.

In the same date, PifCo entered into cross currency swaps under which it swaps the principal and interest payments on Yen denominated funding into U.S. dollars; and designated the hedging relationship as a qualifying cash flow hedge under SFAS 133. The hedged item is a ¥ 35 billion 10 year issued bond, with a semi-annual coupon of 2.15% p.a. The hedging instrument is a series of cross currency swaps, whose notional amounts, underlyings and maturities match the terms of the funding; in which U.S. dollars are paid and Japanese Yen are received.

The transaction gain or loss arising from the remeasurement of Yen denominated bonds is offset by the reclassification relating to the remeasurement of the hedged item at spot rates from other comprehensive income to earnings. The cross currency swap at March 31, 2007 had a fair value of US$ 2,854 due to the devaluation of the Japanese Yen when compared to U.S. dollar since the inception of the instrument. No amounts were recognized in earnings during the year as hedge ineffectivenesses. Accumulated other comprehensive income were reclassified at the reporting date in order to offset the foreign currency exchange gain or losses on the hedged item.

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars)
(Unaudited)

7. Financing (Continued)

(vi) On October 06, 2006, the Company issued Global Notes of US$ 500,000 due October, 2016. The notes bear interest at the rate of 6.125% per annum, payable semiannually. The Company used the proceeds from this issuance principally to repay trade-related debt and inter-company loans.

(vii) As a result of the settlement of the Exchange Offer occurred on February 7, 2007, PifCo received and accepted a tender amount of US$ 399,053 (face value of the Notes). All the Notes received were cancelled in the same day and as consequence, PifCo issued US$ 399,053 of Global Notes due 2016 that bear interest at the rate of 6.125% per annun, payable semi annually. The new Notes constitute a single fungible series with the US$ 500,000 Global Notes due 2016 issued in October 2006. In total, there are US$ 899,053 in outstanding bonds due 2016. PifCo also paid to the investors a cash amount equivalent to US$ 56,056 as a result of the Exchange (see Note 7(i)). The table below presents the result of the Exchange.

			US$

PifCo Old Notes	Interest Rate per annum	Maturity	Principal Outstanding after Exchange	Total Amount Tendered

Global Step-Up Notes	12.375%	2008	126,868	7,754
Senior Notes	9.875%	2008	224,212	14,034
Senior Notes	9.750%	2011	235,350	51,006
Global Notes	9.125%	2013	374,211	124,124
Global Notes	7.750%	2014	397,865	202,135

			1,358,506	399,053

			US$

PifCo New Notes	Interest Rate per annum	Maturity	Principal Outstanding after Exchange	Total Reopened

Global Notes	6.125%	2016	899,053	399,053

			899,053	399,053

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars)
(Unaudited)

7. Financing (Continued)

Long-term maturities

March 31,2007

2008	533,523
2009	217,218
2010	328,238
2011	325,658
2012	93,178
2013	462,295
Thereafter	2,413,054

4,373,164

8. Commitments and Contingencies

(a) Commitments - Purchases

In an effort to ensure procurement of oil products for the Company’s customers, the Company currently has several short and long-term normal purchase contracts with maturity date up to 2017, which collectively obligate it to purchase a minimum of approximately 257,257 barrels of crude oil and oil products per day at market prices.

(b) Purchase Option - Platforms

The Company has maintained the right to exercise the call option on the existing Subchartered Asset Option Agreement granted by PNBV and has maintained the obligation to purchase the vessels in case the Owners exercise the Put Option, on condition of an event of default, under the same Option Agreement, for the Platforms P-8, P-15, P-32. PifCo also has an obligation to purchase the platforms after the expiration of the Charter terms.

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars)
(Unaudited)

8. Commitments and Contingencies (Continued)

(b) Purchase Option – Platforms (Continued)

In relation to P-47, PifCo has maintained the right to exercise the call option on the existing Subchartered Asset Option Agreement granted by PNBV and has maintained the obligation to purchase the vessel in case the Owner exercise the Put Option, on condition of an event of default or of the expiration of the Charter.

PifCo may designate any affiliate or subsidiary to perform its obligations under this agreement.

(c) Loans Agreement

The Company had available standby committed facilities in the amount of US$ 675,000, which are not specified as to use requirements. PifCo has no drawdown amounts related to these facilities and does not have a scheduled date for the drawdown.

*       *       *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 19, 2007

PETROBRAS INTERNATIONAL FINANCE COMPANY-PIFCo

By:	/S/ Daniel Lima de Oliveira
Daniel Lima de Oliveira Chairman of the Board

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.